Exhibit 99.1

Media Contacts: Yael Paz, Director of Corporate Communications, Optibase, Ltd. 011-972-9-9709-255 yaelp@optibase.com

OPTIBASE ADVANCED VIDEO SOLUTION DEPLOYED BY US POLICE

Live monitoring and recording solution enables use of visual evidence in court

        MOUNTAINVIEW CA and HERZLIYA, Israel October 31, 2005 – Optibase, Ltd. (NASDAQ:OBAS) a leading provider of advanced digital video solutions, today announced that the Chicago Police Department is using an advanced video monitoring and recording solution based on the company’s video encoding and streaming platforms.

        Stringent laws governing the admissibility of visual evidence in courts of law have induced law enforcement agencies to turn to advanced video solutions to document and archive proceedings of investigations. Optibase’s Professional Services department, working closely with Virgina- based, TranTech, a system integrator focusing on government clients, has developed a solution aimed to meet the evidentiary rule requirements for allowing video footage to be admissible in court. Primary among these requirements is the ability to prove that the video footage has not been tampered.

        The Optibase/TranTech solution includes cameras fitted in each of the investigation rooms, which are connected via an analog coax cable to a central command room. The command room houses an industrial server, which houses multiple Optibase MPEG MovieMaker 400 boards. A commanding officer in the command room uses a specially developed Command and Control application to remotely control the video feeds and cameras. This application enables the officer to enter critical details regarding each investigation, such as the name of the investigator and the person being questioned, into the system, which then stamps it on the corresponding video signal. The system stamps the time-code directly onto the footage before the video is encoded and archived. This procedure ensures against tampering with the video. Later on, Optibase’s MPEG MovieMaker 400 boards encode the video signals into MPEG-4 and store them in a video archive using sophisticated and accurate file archiving for easy retrieval later on.

        “Our dedicated team of Professional Services engineers worked directly with TranTech to ensure its entire customer specifications were met,” said Ofer Harari, vice president of Professional Services at Optibase. “Over the years we have built an extensive knowledge base in video encoding and streaming technologies that we are now able to channel to different projects in different industries. We hope to collaborate with TranTech again soon to serve additional police departments.”

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Massachusetts Japan, China and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

About Trantech

TranTech is a woman-owned, IT Solutions and Services provider in Alexandria, VA. TranTech has received numerous awards in the high-tech industry, including Washington Technology Fast 50, Deloitte & Touche National Technology Fast 500, Virginia Technology Fast 50, and Inc. Magazine’s Inc. 500. In 2001, TranTech was named by Post-Newsweek as one of the top minority-owned federal contractors of the year.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. We cannot assure you that TranTech and/or other police departments will place additional orders in the future. These statements also involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. We cannot assure you that the industry and our customers will adopt the MPEG-4 standard. The digital video and streaming market is characterized by rapid technological changes and multiple evolving standards. In addition, we cannot assure you that products or technologies developed by others will not render our products or technologies non-competitive or obsolete. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.